SunAmerica Focused Alpha Growth Fund, Inc.
ANNUAL SHAREHOLDER MEETING -- December 31, 2006-- (unaudited)

The Annual Meeting of the Shareholders of the Fund was held on April 19, 2006. At this meeting Jeffrey S. Burum and William F. Devin were elected by shareholders to serve as the Class I Directors of the Fund for three-year terms and until their respective successors are duly elected and qualify.

The voting results of the shareholder meeting to elect Jeffrey S. Burum and William F. Devin to the Board of Directors.


	Election of Jeffrey S. Burum to the Board of Directors

	For	Withheld	Total
Shares Voted	19,139,453	433,452	19,572,905


	Election of William F. Devin to the Board of Directors

	For	Withheld	Total
Shares Voted	19,135,800	437,105	19,572,905